Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED OCTOBER 16, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 636 Juanita Avenue, LLC

On October 10, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of Rise Companies Corp. (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,000,000, (the “636 Juanita Senior Loan”). The Borrower, 636 Juanita Avenue, LLC, a Delaware limited liability company (“636 Juanita”), used the loan proceeds to acquire 15,004 square feet of land. 636 Juanita intends to apply for permits for 33 apartment units for the site located at 636 – 642 North Juanita Avenue, Los Angeles, CA 90004 (the “636 Juanita Property” or “Subject”).

636 Juanita is managed by the principal of Barth Partners, Justin Barth, while Steve Ober and Harold Winnett are providing equity. All three men are sponsors on this transaction (the “Sponsors”). The Sponsors have partnered on four other projects totaling 50 units valued at approximately $70 million.

The 636 Juanita Property is composed of two parcels, each of which is improved with a single-family home.

On the original closing date of the 636 Juanita Senior Loan, 636 Juanita was capitalized with approximately $465,000 of equity capital from the Sponsors.

The 636 Juanita Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, October 10, 2019 (the “636 Juanita Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 636 Juanita Senior Loan amount, paid directly by 636 Juanita.

636 Juanita has the ability to extend the 636 Juanita Senior Loan Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 636 Juanita will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 11.0%.

The Sponsors have provided customary springing and bad boy carve-out guarantees.

As of its closing date, the 636 Juanita Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 82.5%. The LTPP ratio is the amount of the 636 Juanita Senior Loan divided by the land purchase price of $2.425 million. As of its closing date, the 636 Juanita Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.4%. The LTV ratio is the amount of the 636 Juanita Senior Loan divided by the September 2018, third-party appraised value of the 636 Juanita Property. There can be no assurance that such value is correct.

The 636 Juanita Property is located in the East Hollywood neighborhood of Los Angeles, CA. The Subject’s site is approximately 5 miles northwest of Downtown Los Angeles. The Subject is within close proximity to parks, shops, restaurants and the Los Angeles City College.

As the 636 Juanita Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.